PROMISSORY NOTE

ASIA PACIFIC RESOURCES LTD.

Continued under the Laws of the Province of New Brunswick

(Corporation No. 600326)

PRINCIPAL AMOUNT UP TO US$3,000,000

ISSUE OF SINGLE UNSECURED NOTE ISSUED UNDER THE AUTHORITY OF A RESOLUTION OF THE DIRECTORS OF THE BORROWER

1. PROMISE TO PAY

1.1 FOR VALUE RECEIVED, Asia Pacific Resources Ltd. (the "Borrower"), a company having its registered office at 44 Chipman Hill, 10th Floor, P.O. Box 7289, Saint John, New Brunswick, E2L 4S6, and having a place of business at Suite 2102 , 21st Floor, Silom Center Building , 2 Silom Road Suriyawong, Bangrak, Bangkok, 10500,Thailand, promises to pay to **Olympus Capital Holdings Asia I, L.P.** (the "Lender"), having an office at One Exchange Square, Suite 3406, Hong Kong, China, the aggregate Principal Amount (as hereinafter defined) advanced by the Lender to the Borrower pursuant to Section 3 below (and not repaid). Subject to the provisions hereof, the aggregate Principal Amount advanced (and not repaid) together with accrued interest will be payable in cash on or before April 17, 2007 (the "Maturity Date"). Interest will accrue at the rate of (i) 10% per annum during the two month period following the date hereof and (ii) 15% per annum thereafter, calculated and compounded semi-annually, not in advance, on the aggregate Principal Amount and interest remaining unpaid from time-to-time, calculated from the date of each advance and shall be payable at the time of payment of the Principal Amount.

1.2 Interest will accrue and be payable before as well as after the Maturity Date, before as well as after default, and before as well as after judgment.

1.3 All payments and deliveries made hereunder will be paid to the Lender by wire transfer of immediately available funds to an account designated by Lender in writing.

2. THE NOTE

This Note is issued in accordance with the resolutions of the members of the board of directors of the Borrower who are at arm's length with the Lender, and all other things and matters have been done and performed by or on behalf of the Borrower so as to authorize and make the creation and issue of this Note and its execution legal, valid and binding in accordance with the requirements of the laws relating to the Borrower and all other statutes and laws in that behalf.

3. ADVANCES

The Lender agrees, on the terms and conditions set forth herein, upon the request of the Borrower to make one or more advances to the Borrower from time to time prior to the earlier of (a) a Change of Control (defined below) and (b) June 30, 2006, with each advance to be made by the Lender on or prior to the tenth business day following receipt by the Lender of a request for such advance; provided, that the aggregate amount of all such advances shall not exceed US$3,000,000. Each advance shall be in a multiple of $100,000 and shall be used by the Borrower for working capital and other general corporate purposes.

4. EARLY REPAYMENT

The Borrower shall have the right to prepay all or any part of the outstanding Principal Amount (plus interest accrued thereon) on three business days notice to the Lender.

5. MANDATORY REDEMPTION

The Borrower shall, as soon as practicable (but in no event later than five business days) following the earliest to occur of (i) the exercise by the Lender of sufficient share purchase warrants issued by the Borrower to enable the Borrower to repay the Principal Amount and interest outstanding under this Note, (ii) the purchase by the Lender of a sufficient number of common shares in the capital of the Borrower ("Common Shares") to enable the Borrower to repay the Principal Amount and interest under this Note and (iii) the occurrence of a Change of Control, repay the Principal Amount and interest outstanding under this Note. "Change of Control" means (i) a sale by the Lender to a third party after which sale the Lender shall own less than 20% of the issued and outstanding Common Shares; (ii) the sale of Common Shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding Common Shares; (iii) the entering into of any merger, plan of arrangement, amalgamation or other business combination which results in the Borrower's shareholders having less than 50% of the capital stock in the resulting corporation; (iv) the sale of 50% or more of the Borrower's direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between Asia Pacific Potash Corporation Limited ("APPC") and the Thai Government as amended; and (v) the sale of existing or newly issued shares in APPC which results in the Borrower having 50% or less of the voting stock of APPC.

6. CONDITIONS

This Note is issued subject to and with the benefit of the Conditions annexed hereto, which are deemed to be part of this Note and the observance and performance of which are evidenced hereby.

7. REFERENCE DATE

This Note is dated for reference purposes the 17th of April, 2006.

8. **EXPENSES**

The Borrower will reimburse the Lender for reasonable expenses incurred by the Lender for the issuance of the Note.

IN WITNESS WHEREOF the Borrower has caused this Note to be duly executed as of the 17th day of April, 2006.

ASIA PACIFIC RESOURCES LTD.

per:

Authorized Signatory

Agreed to and accepted this 17th day of April, 2006.

OLYMPUS CAPITAL HOLDINGS ASIA I, L.P.

per:

Authorized Signatory

CONDITIONS

THE BORROWER HEREBY REPRESENTS, WARRANTS, COVENANTS AND AGREES TO AND WITH THE LENDER AS FOLLOWS:

1. DEFINITIONS

1.1 In this Note, unless there is something in the subject matter or context necessarily inconsistent therewith:

(a) "Borrower" means Asia Pacific Resources Ltd. and its successors and permitted assigns;

(b) "Borrower's Subsidiaries" means a body corporate or other entity in which the Borrower has a beneficial ownership interest greater than 49.9%;

(c) "Lender" means Olympus Capital Holdings Asia I, L.P. and its successors and assigns;

(g) "Maturity Date" means April 17th, 2007;

(h) "Mining Properties" means the Udon Thani Concession, Thailand, including the Udon South Deposit and the Udon North Deposit therein;

(i) "Note" means this Note; and

(j) "Principal Amount" means, at any time, the aggregate principal amount of advances made to the Borrower by the Lender which have not been repaid.

1.2 All statements of and references to dollar amounts in this Note mean lawful money of the United States of America, except as otherwise provided herein.

2. REPRESENTATIONS AND COVENANTS

The Borrower hereby represents, covenants and agrees with the Lender as follows:

2.1 **Note Validly Issued**

This Note is issued in accordance with resolutions of the independent directors of board of directors of the Borrower, and all other matters and things have been done and performed so as to authorize and make the creation and issue of this Note and the execution thereof legal, valid and binding and in accordance with the requirements of the laws relating to the Borrower and all other statutes and laws in that behalf.

2.2 **No Set Off or Counterclaim**

The Principal Amount and interest and any other monies owing hereunder will be paid without set-off or abatement and the receipt of the Lender for payment of such monies and interest will be a sufficient discharge to the Borrower for the same.

2.3 **Enforceability**

This Note constitutes valid and legally binding obligations of the Borrower enforceable against the Borrower in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors' rights generally and to general principles of equity.

2.4 **Withholding Tax Indemnity**

All payments made by or on behalf of the Borrower under or with respect to the Note will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any other relevant jurisdiction, or of any province, state or territory thereof, or by any authority or agency therein or thereof having power to tax (collectively, "Taxes"), unless the Borrower or any other payor is required to deduct or withhold Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If the Borrower or any other payor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Note, the Borrower will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required by applicable law. The Borrower will furnish to the Lender, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Borrower.

The Borrower shall also pay to the Lender, in addition to the amounts to which the Lender is otherwise entitled under this Note, such additional amount as is necessary to ensure that the net amounts actually received by the Lender (free and clear of and net of any Taxes) will equal the full amount the Lender would have received had no such deduction or withholding been required. The Borrower shall indemnify and hold the Lender harmless against any failure on the part of the Borrower to deduct and remit any Taxes as and when due, and shall also indemnify the Lender for any additional Taxes on net income that the Lender may be obliged to pay as a result of the payment of additional amounts under this paragraph 2.4.

2.5 **No Default**

The execution and delivery by the Borrower of this Note and the performance by the Borrower of its obligations hereunder is not in violation of and does not breach any term or provision of the articles or by-laws of the Borrower, any resolutions of the directors or shareholders of the Borrower, any law, governmental regulation, judgment, decree, order, writ, injunction or material agreement or instrument to which the Borrower is a party or by which the Borrower is bound, and does not require the consent, waiver, approval or

authorization of any person or action of or, save as provided herein, filing with any public authority.

2.6 **Status**

The Borrower and each of the Borrower's Subsidiaries is a body corporate duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, continuance or amalgamation and has the corporate power and capacity and all material governmental licenses, authorizations, consents, registrations, permits, orders and approvals required, as of the date hereof, to own and lease its properties and assets and to carry on its business.

2.7 **Securities Law Compliance**

The sale of the Note by the Borrower to the Lender is exempt from the prospectus and registration requirements of the securities laws of the provinces of Canada, and no prospectus, offering memorandum or other document is required to be filed, except, if required, a report in Form 45-106F1 under National Instrument 45-106 in British Columbia, no proceeding is required to be taken and no approval, permit, consent or authorization is required to be obtained by the Borrower under such securities laws in connection with such sale.

3. POSITIVE COVENANTS OF BORROWER

The Borrower hereby further covenants and agrees with the Lender that the Borrower will at all times during the continuance of this Note:

3.1 **Payment**

duly pay all monies which it may become obligated to pay to the Lender;

3.2 **Maintenance of Corporation and Business**

at all times maintain its corporate existence and the corporate existence of the Borrower's Subsidiaries in good standing in the jurisdictions of their incorporation, continuance or amalgamation; and

3.3 **Further Assurances**

forthwith and from time to time execute all documents and do all deeds and things which, in the reasonable opinion of the Lender, are necessary or advisable for the better accomplishing of the intent of this Note.

4. NEGATIVE COVENANTS OF BORROWER

The Borrower hereby covenants and agrees with the Lender that unless the Borrower first has obtained the written consent of the Lender, such consent not to be unreasonably withheld, neither the Borrower nor any of the Borrower's Subsidiaries will during the currency of this Note:

4.1 **No Further Security**

at any time hereafter secure any indebtedness for money borrowed or any guarantee or indemnity in respect thereof by any mortgage, pledge, security interest or other lien or encumbrance upon any of the present or future revenues, property or assets of the Borrower or any of the Borrower's Subsidiaries, provided that the Borrower or any of the Borrower's Subsidiaries may grant security to a third party for the purpose of financing development of the Mining Properties;

4.2 **Not to Redeem Shares**

purchase or redeem any of the Common Shares or any securities exchangeable or convertible into Common Shares;

4.3 **Not to Pay Dividends**

declare or pay dividends;

4.4 **No Amalgamation**

change the nature of its business or amalgamate or otherwise merge with any person or permit all or a substantial portion of its property or undertaking to become the property of any other person, whether in one or a series of transactions, and shall not do any act or thing that would materially adversely affect its business, property, prospects or financial condition;

4.5 **No Change of Share Capital**

other than an extension by the Borrower of the outstanding share purchase warrants and broker warrants, effect any reclassification or change of its outstanding Common Shares or other shares, or participate in any consolidation, subdivision or reorganization of any description, or authorize, create or issue any Common Shares, other shares or securities convertible or exchangeable into Common Shares or other shares or any warrants, options or rights entitling the holder thereof to subscribe for additional Common Shares or other shares, save and except for Common Shares issued pursuant to outstanding stock options, share purchase warrants and broker warrants; and

4.6 **Transactions with Affiliates**

engage in transactions with affiliates of the Borrower unless such transactions are either approved by the disinterested members of the board of directors of the Borrower or in the ordinary course of business and on terms no less favourable to the Borrower or the Borrower's Subsidiaries than those available in similar transactions with arm's length parties.

5. EVENTS OF DEFAULT

Upon the happening of any one or more of the following events (hereinafter referred to as "Events of Default"), namely:

5.1 if the Borrower defaults in the due payment of the Principal Amount, accrued interest or other monies owing hereunder (including amounts due following a Change of Control) and such failure continues for a period of five days following the date such amounts are due;

5.2 if the Borrower defaults in the due observance or performance of any other covenant, agreement, condition or provision hereof and such failure continues for a period of thirty days following the date that Lender sends written notice;

5.3 if an order is made or a resolution is passed or a petition is filed for the liquidation, winding-up or dissolution of the Borrower or any of the Borrower's Subsidiaries;

5.4 if the Borrower or any of the Borrower's Subsidiaries makes an assignment or proposal or a bankruptcy or reorganization petition is filed or presented against the Borrower or any of the Borrower's Subsidiaries or the Borrower or any of the Borrower's Subsidiaries otherwise becomes subject to the provisions of any applicable bankruptcy legislation or other legislation for the benefit of its creditors or commits an act of bankruptcy or otherwise becomes or acknowledges that it is insolvent;

5.5 if execution, sequestration or any other process of any court becomes enforceable against the Borrower or any of the Borrower's Subsidiaries unless the process is not material to the affairs of the Borrower or any of the Borrower's Subsidiaries or is in good faith disputed by the Borrower and the Borrower gives adequate security to pay in full the amount claimed;

5.6 if the Borrower or any of the Borrower's Subsidiaries, without first obtaining the consent of the Lender, sells, transfers, assigns or otherwise disposes of or demonstrates an intention to sell, transfer, assign or otherwise dispose of any interest in the Mining Properties;

5.7 if the Borrower or any of the Borrower's Subsidiaries ceases or demonstrates an intention to cease to carry on its business;

5.8 if the Borrower or any of the Borrower's Subsidiaries defaults in the performance of any contractual obligation to the Lender under any other agreement or legal instrument, whether or not collateral or supplemental hereto;

5.9 a holder of any charge or encumbrance does anything to enforce or realize on such charge or encumbrance unless the Borrower contests, in good faith, any such action;

5.10 a receiver, receiver-manager, planner or plan administrator of the Mining Properties of the Borrower or any of the Borrower's Subsidiaries or any part thereof is appointed;

5.11 a third party takes possession of any material part of the Mining Properties except pursuant to a transaction consented to by the Lender, such consent not to be unreasonably withheld, or any bona fide process of a court of competent jurisdiction of execution, distress or analogous process becomes enforceable or is enforced against any material part of the Mining Properties provided, that the failure to obtain an extension of the expiring special prospecting license held by APPC in respect of the Udon North Deposit area under the Concession Agreement dated October 4, 1984 between Asia Pacific Potash Corporation Limited and the Thai Government as amended or to obtain a new special prospecting license shall not constitute an Event of Default under this paragraph 5.11;

then in each and every such event the Lender may, by notice in writing to the Borrower, declare the Principal Amount then outstanding, all interest thereon and all other monies outstanding hereunder (collectively, the "Indebtedness") due and payable, and the same shall forthwith become immediately due and payable to the Lender, anything herein to the contrary notwithstanding, and the Borrower shall forthwith pay to the Lender the Principal Amount and accrued and unpaid interest, provided that the Principal Amount then outstanding, all interest thereon and all other monies outstanding hereunder will be automatically due and payable without the need of the Lender to give the Borrower notice in writing if the event occurs pursuant to paragraph 5.4 above.

6. WAIVER

The Lender may waive any default by the Borrower in the observance or performance of any covenant, agreement, or condition contained in this Note or any other event which without such waiver would cause the Indebtedness to be immediately due and owing; but no such waiver or other act or omission of the Lender will extend to or affect any subsequent breach, default, or event or the rights resulting therefrom.

7. NOTICES

Any notice or demand required or permitted to be given or made to the Borrower in connection with this Note shall be deemed to have been duly given and made if in writing and (i) if served by personal delivery upon the Borrower at Suite 2102, 21st Floor, Silom Center Building, 2 Silom Road Suriyawong, Bangrak, Bangkok. 10500, Thailand, upon delivery thereof, (ii) if sent by telecopier to (66) 2-632-8318, upon receipt of confirmation that such transmission has been received and (iii) if sent by internationally recognized courier to the address set forth above, three business days after the date when sent, or, in each case, to such other address or facsimile number as may be substituted therefor by notice in writing given by the Borrower to the Lender.

8. TIME OF THE ESSENCE

Time is of the essence of this Note.

9. INTERPRETATION

The following rules will apply in interpreting this Note:

9.1 Clausal References

unless otherwise stated a reference herein to a numbered or lettered clause refers to the clause bearing that number or letter in this Note;

9.2 Proper Law

the proper law of this Note is the law of the State of New York. The non-exclusive proper venue for enforcing any rights under this Note shall be the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City;

9.3 Severability

if a provision of this Note is wholly or partially invalid, this Note will be interpreted as if the invalid provisions had not been a part hereof; and

9.4 Headings

the headings of the clauses of this Note have been inserted for reference only and do not define, limit, alter or enlarge the meaning of any provision of this Note.

10. TRANSFERS

This Note may be transferred or assigned by the Lender at any time without the consent of the Borrower and, following any such transfer to a third party, all references to "the Lender" hereunder shall mean and refer to such transferee. The Borrower shall not transfer its obligations under this Note to any other person without the Lender's prior written consent, which may be withheld by the Lender in its sole and absolute discretion.